JNL Series Trust 485BPOS

Ex. 99.28(d)(32)(ii)

Amendment to Amended and Restated Sub-Advisory Agreement

Between Jackson National Asset Management, LLC and Massachusetts

Financial Services Company (d/b/a MFS Investment Management)

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Massachusetts Financial Services Company (d/b/a MFS Investment Management), a Delaware corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Sub-Advisory Agreement effective August 30, 2024 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to the JNL/MFS Mid Cap Value Fund of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust has approved the Sub-Adviser to provide certain sub-investment-advisory services to the JNL/MFS Equity Income Fund of the Trust, pursuant to a sub-adviser replacement and fund name change for the JNL/Invesco Diversified Dividend Fund, effective April 27, 2026.

Whereas, the Parties have agreed to amend Schedule A and Schedule B of the Agreement to add the JNL/MFS Equity Income Fund and its fees, effective April 27, 2026.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 27, 2026, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 27, 2026, attached hereto.

3.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4.	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of April 27, 2026.

Jackson National Asset Management, LLC		Massachusetts Financial Services Company d/b/a MFS Investment Management

By:	/s/ Emily J. Bennett	By:	/s/ Aditi Taylor
Name:	Emily J. Bennett	Name:	Aditi Taylor
Title:	Assistant Vice President	Title:	Authorized Signer

Schedule A

Dated April 27, 2026

Funds
JNL/MFS Equity Income Fund
JNL/MFS Mid Cap Value Fund

A-1

Schedule B

Dated April 27, 2026

(Compensation)

JNL/MFS Equity Income Fund
Average Daily Net Assets	Annual Rate
$0 to $250 million	0.225%
$250 million to $500 million	0.200%
$500 million to $1 billion	0.175%
Over $1 billion	0.150%

JNL/MFS Mid Cap Value Fund
Average Daily Net Assets	Annual Rate
$0 to $250 million	0.425%
$250 million to $500 million	0.375%
$500 million to $1 billion	0.350%
$1 billion to $1.5 billion	0.320%
Over $1.5 billion	0.300%

B-1